UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Jing (Kan) Lu

On May 11, 2021, Ms. Jing (Kan) Lu resigned from her position as Chief Financial Officer of Urban Tea, Inc. (the “Company”) effective immediately. Ms. Lu’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

Appointment of Diyu Jiang

Effective on May 11, 2021, the Board appointed Ms. Diyu Jiang, a current director of the Board, as Chief Financial Officer of the Company to fill the vacancy created by the resignation of Ms. Lu. The biographical information of Ms. Jiang is set forth below.

Ms. Jiang, age 33, has served as the Company’s director since April 26, 2021 and as the General Manager of Changsha Hengchuan Financial Consulting Limited since January 2020. From January 2015 to December 2019, Ms. Jiang served as an auditor at Changsha Zhichao United CPA Firm. She also served as a Treasurer at Hunan Sports Industry Group from September 2012 to December 2014. Ms. Jiang holds a bachelor’s degree in accounting from Xiangtan University and is a certified public accountant in the People’s Republic of China.

Ms. Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Jiang also entered into an employment agreement (the “Employment Agreement”) with the Company which establishes the terms and conditions governing her service to the Company. Ms. Jiang shall have an annual salary of $1. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Employment Agreement, dated May 11, 2021, by and between Diyu Jiang and Urban Tea, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2021

URBAN TEA, INC.

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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